                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of June 2000
                                           ---------------------


                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                    ----------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X  Form 40-F
                                     ---          ---

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                                  Yes    No X
                                     ---   ---

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the discussion under this caption in conjunction with our consolidated financial statements and the related notes we have previously filed with the Securities and Exchange Commission and those included elsewhere in this report. This discussion is based upon, and such financial statements have been prepared in accordance with, United States generally accepted accounting principles. The following information contains forward-looking statements. You should refer to the section captioned "Forward-Looking Information" in our most recent annual report on Form 20-F for cautionary statements related to forward-looking statements.

First Three Months of 2000 Compared with First Three Months of 1999

         Revenue for the three months ended March 31, 2000 totaled $212.7 million, an increase of 43% over revenue of $148.7 million for the corresponding period of 1999. The geophysical services group contributed $101.7 million of 2000 first quarter revenue, an increase of $29.2 million over revenue of that group for the same period of 1999, reflecting the early stages of recovery in the demand for oilfield services. Multi-client sales represented $56.3 million of total geophysical services revenue for the 2000 first quarter, an increase of $19.7 million over such revenue for the 1999 first quarter. Production services revenue for the 2000 first quarter was $111.0 million, an increase of 46% as compared to the same period of 1999. This increase resulted primarily from the operations of the Petrojarl Varg, which we acquired in July 1999, and higher revenue from the Ramform Banff, which began production on January 31, 1999.

         Cost of sales increased $40.0 million, or 63%, from the first quarter of 1999 to the first quarter of 2000. This increase resulted primarily from greater activity in our production services business, as noted above, and an increase in the portion of our geophysical services business performing contract work. This latter factor resulted in a reduction of amounts allocated to the multi-client library in the 2000 first quarter as compared to the same period of 1999.

         Depreciation and amortization for the 2000 first quarter increased $18.9 million, or 44%, from the same period of 1999. This increase was primarily due to (1) greater amounts of amortization of our multi-client library (although the amortization rate of 57% for the 2000 first quarter remained relatively unchanged from prior periods) due to higher multi-client sales and (2) greater activity in our production services business as noted above, partially offset by lower depreciation on geophysical assets removed from service during 1999 as part of our restructuring efforts.

         Selling, general and administrative costs increased 5% from the 1999 first quarter to the 2000 first quarter. As a percentage of revenue, these costs declined to 9% in the 2000 first quarter from 12% in the 1999 first quarter. The increase was generally due to increased activity in the production services business in the 2000 first quarter as compared to the same period of 1999.

         There were no unusual items during the first three months of 2000. Net unusual items for the first three months of 1999 included $52.1 million in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, and $8.9 million in asset impairments caused by market conditions at that time.

         Operating profit for the three months ended March 31, 2000 was $27.1 million, resulting in an operating profit margin of 13%, essentially unchanged from the same period of 1999 before unusual items. For the three months ended March 31, 2000, operating profit from the geophysical services and production services segments was $6.4 million and $20.7 million, respectively.

         Net financial expense for the 2000 first quarter was $10.3 million higher than the comparable 1999 first quarter expense. The increase resulted primarily from the issuance in July 1999 of $200.0 million principal amount of senior notes and generally higher levels of indebtedness during the 2000 first quarter than in the corresponding period of 1999.

         Other income, net for the three months ended March 31, 2000 decreased $8.3 million as compared to the same period of 1999. Other income, net for the first quarter of 1999 included a $9.4 million U.K. lease gain associated with the Ramform Victory, which was delivered in January 1999.

         An income tax benefit was provided on current losses from operations as a result of (1) losses relating to operations in high-tax rate jurisdictions resulting from the current conditions in the oilfield services market, and (2) significant income earned in low or no-tax rate jurisdictions. We expect to continue recording tax benefits as long as market conditions remain depressed.

FINANCIAL CONDITION

Capital Requirements

         Our future capital requirements consist primarily of capital expenditures related to:

         o   seismic vessels and equipment

         o   floating production, storage and offloading vessels and equipment

         o   investments in our 3D multi-client library

         o computer processing, data management and reservoir monitoring equipment

         o working capital related to the growth and seasonal nature of our business.

         In prior years, our capital requirements have related not only to normal, ongoing equipment replacement and refurbishment needs, but also to increases in capacity. The most significant additions to capacity occurred in our seismic data acquisition operations and floating production, storage and offloading operations. During 2000, we expect to reduce significantly capital expenditures related to capacity additions.

         Capital expenditures of $20.1 million in the first quarter of 2000 related primarily to ongoing maintenance capital expenditures for our seismic business and selected investments in our existing production services business.

         During the first quarter of 2000, we invested $71.9 million in our multi-client library, primarily in strategic, deepwater seismic surveys in Brazil and in the West African and Asia Pacific regions. These investments reflect our evaluation of the future market demand for non-exclusive surveys.

         Despite the recent volatility in the oil and gas environment, we believe that our multi-client investment provides a valuable revenue base. All of the seismic data in our multi-client data library is 3D or multi-component geophysical data, and we have acquired approximately 93% of the data in the last 27 months. Most of our seismic data is located in deepwater areas in the Gulf of Mexico, West Africa, Brazil, Norway, West of Shetlands, Egypt and Australia. In addition, we maintain a sizeable database in the gas prone areas on the continental shelves in the Gulf of Mexico, the UK sector of the North Sea, Norway, Indonesia and certain areas in the Middle East. We believe our current data library is one of the largest and newest 3D seismic databases available in the industry.

         A substantial amount of our capital expenditures and investment in our multi-client library is discretionary, and we expect to reduce substantially such expenditures and investments throughout 2000. In addition, we currently do not have any major commitments for future capital expenditures. We intend, however, to pursue additional opportunities to provide floating production, storage and offloading systems and advanced geophysical services to our customers. We expect that any investment in floating production assets will be subject to obtaining long-term contracts for those assets.

Capital Resources and Liquidity

         We have historically financed our activities through cash flows from operations, bank credit facilities, equity financing and the issuance of debt.

         At March 31, 2000, we had $210.0 million of available borrowing capacity under our revolving credit facility.

         We expect to finance our future capital expenditures, multi-client investments and working capital needs through a combination of operating cash flows, sales of non-core assets, bank credit facilities, equity offerings and other debt financing. We cannot assure you that such sources of funds will be available in the future or be available at costs acceptable to us. As a result, in addition to analyzing operating market conditions and/or the award of long-term contracts, we routinely analyze our available sources of financing before committing to significant capital expenditures.

         We believe that cash on hand, operating cash flows and available borrowing capacity under our revolving credit facility will be adequate to meet our current commitments for capital expenditures, anticipated multi-client investments and working capital requirements.

                           Petroleum Geo-Services ASA
                       Consolidated Income Statements (5)


                                                                            Quarter ended             Year ended
                                                                              March 31,               December 31,
                                                                   ------------------------------    -------------
(In thousands of dollars, except for share data)                       2000              1999             1999
                                                                   -------------    -------------    -------------
 Revenue                                                           $     212,730    $     148,664    $     788,160
                                                                   -------------    -------------    -------------

 Cost of sales                                                           102,712           62,741          333,060
 Depreciation and amortization                                            61,640           42,710          238,576
 Research and technology costs                                             2,657            5,669           15,859
 Selling, general and administrative costs                                18,580           17,767           71,738
 Unusual items, net (1)                                                       --           60,989           89,855
                                                                   -------------    -------------    -------------
     Total operating expenses                                            185,589          189,876          749,088
                                                                   -------------    -------------    -------------
 Operating profit                                                         27,141          (41,212)          39,072
 Financial expense, net (4)                                              (29,937)         (19,649)         (95,969)
 Other income, net (2)                                                     2,811           11,127           18,715
                                                                   -------------    -------------    -------------
 Income (loss) before income taxes and cumulative
     effect of accounting change                                              15          (49,734)         (38,182)
 Provision (benefit) for income taxes                                     (6,644)         (15,299)         (41,890)
                                                                   -------------    -------------    -------------
 Income (loss) before cumulative effect
     of accounting change                                                  6,659          (34,435)           3,708
 Cumulative effect of accounting change, net (3)                              --          (19,977)         (19,977)
                                                                   -------------    -------------    -------------
     NET INCOME (LOSS)                                             $       6,659    $     (54,412)   $     (16,269)
                                                                   =============    =============    =============

 Basic earnings (loss) per share before cumulative effect
     of accounting change                                          $        0.07    $       (0.38)   $        0.04
 Cumulative effect of accounting change, net (3)                              --    $       (0.23)   $       (0.21)
                                                                   -------------    -------------    -------------
 Basic earnings (loss) per share                                   $        0.07    $       (0.61)   $       (0.17)
                                                                   =============    =============    =============

 Diluted earnings (loss) per share before cumulative effect
     of accounting change                                          $        0.06    $       (0.38)   $        0.04
 Cumulative effect of accounting change, net (3)                              --    $       (0.23)   $       (0.21)
                                                                   -------------    -------------    -------------
 DILUTED EARNINGS (LOSS) PER SHARE                                 $        0.06    $       (0.61)   $       (0.17)
                                                                   =============    =============    =============

 Basic shares outstanding                                            101,596,483       89,547,805       94,767,967
                                                                   -------------    -------------    -------------
 Diluted shares outstanding                                          102,656,325       89,547,805       95,840,199
                                                                   =============    =============    =============

NOTES:

(1) Unusual items, net for the year ended December 31, 1999 includes $74.0 million (of which $52.1 million was incurred in the first quarter of 1999) in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million (of which $8.9 million was incurred in the first quarter of 1999) in asset impairments necessitated by market conditions.

(2) Other income, net for 1999 includes $19.1 million (of which $9.4 million was received in the first quarter of 1999) in UK lease gains related to the Ramform Victory and the Ramform Vanguard which were delivered in January and April of 1999, respectively.

(3) Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, the Company has recognized a charge to income of $28.0 million ($20 million net of tax) as the cumulative effect of the change in accounting principle.

(4) For information regarding $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see footnote (3) to the Consolidated Income Statement contained in the Company's Report on Form 6-K dated October 22, 1999. Financial expense, net for the first quarter ended March 31, 2000 and the year ended December 31, 1999, includes $3.7 million and $7.7 million, respectively, in minority interest expense related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at the rate of 9.625% per year and mature on June 30, 2039. As of March 31, 2000, the trust held $148.2 million principal amount of such debentures.

(5) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

                           Petroleum Geo-Services ASA
                         Consolidated Balance Sheets (5)


                                                                                  March 31,     December 31,
(In thousands of dollars, except for share data)                                    2000            1999
                                                                                 -----------    ------------
 ASSETS
 Cash and cash equivalents                                                       $    64,233    $     63,044
 Accounts receivable, net                                                            234,990         240,634
 Other current assets                                                                111,857          94,926
                                                                                 -----------    ------------
      Total current assets                                                           411,080         398,604
 Multi-client library, net                                                           870,233         816,423
 Property and equipment, net                                                       2,405,153       2,429,848
 Goodwill and other long-term assets, net                                            533,451         531,776
                                                                                 -----------    ------------
      TOTAL ASSETS                                                               $ 4,219,917    $  4,176,651
                                                                                 ===========    ============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and
      capital lease obligations                                                  $    20,533    $     22,409
 Accounts payable and accrued expenses                                               238,234         232,277
 Income taxes payable                                                                  9,684           9,805
                                                                                 -----------    ------------
      Total current liabilities                                                      268,451         264,491
 Long-term debt                                                                    2,028,712       1,986,143
 Long-term capital lease obligations                                                  10,325          12,387
 Other long-term liabilities                                                         103,960         104,737
 Deferred income taxes                                                                79,852          79,852
                                                                                 -----------    ------------
      Total liabilities                                                            2,491,300       2,447,610
                                                                                 -----------    ------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities (4)                                               139,373         139,164
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding 101,759,837 and
         101,609,587 shares at March 31, 2000
         and December 31, 1999, respectively                                          70,218          70,126
      Additional paid-in capital                                                   1,210,337       1,208,873
      Retained earnings                                                              334,044         327,385
      Accumulated other comprehensive loss                                           (25,355)        (16,507)
                                                                                 -----------    ------------
      Total shareholders' equity                                                   1,589,244       1,589,877
                                                                                 -----------    ------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $ 4,219,917    $  4,176,651
                                                                                 ===========    ============

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (5)



                                                                                       Quarter ended            Year ended
                                                                                         March 31,             December 31,
                                                                                 --------------------------    ------------
(In thousands of dollars)                                                           2000            1999           1999
                                                                                 -----------    -----------    ------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                          $     6,659    $   (54,412)   $    (16,269)
      Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
          Depreciation and amortization charged to expense                            61,640         42,710         238,576
          Non-cash charges                                                                --         81,050          83,805
          Provision for deferred income taxes                                         (6,644)       (23,444)        (53,471)
          Working capital changes and other items                                     (5,536)        48,084         (51,963)
                                                                                 -----------    -----------    ------------
      Net cash provided by operating activities                                       56,119         93,988         200,678
                                                                                 -----------    -----------    ------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                                             (71,895)      (103,641)       (338,718)
      Capital expenditures                                                           (20,092)      (134,494)       (667,869)
      Cash acquired in purchase acquisition                                               --             --              --
      Other items, including net proceeds from UK leases                              (2,735)         7,170           5,496
                                                                                 -----------    -----------    ------------
      Net cash used in investing activities                                          (94,722)      (230,965)     (1,001,091)
                                                                                 -----------    -----------    ------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of long-term debt                                   223,845             --         195,712
      Net proceeds from issuance of guaranteed preferred beneficial
       interest in PGS junior subordinated debt securities                                --             --         138,914
      Net proceeds from issuance of common stock                                       1,555            248         220,024
      Repayment of long-term debt                                                     (3,826)        (7,019)        (29,924)
      Net increase (decrease) in revolving and short-term debt                      (179,909)       154,205         283,334
      Principal payments under capital lease obligations                              (1,804)        (5,076)        (13,437)
      Lease financing of owned equipment                                                  --             --          15,512
                                                                                 -----------    -----------    ------------
      Net cash provided by financing activities                                       39,861        142,358         810,135
                                                                                 -----------    -----------    ------------
      Effect of exchange rate changes in cash and cash equivalents                       (69)            56              49
      Net increase (decrease) in cash and cash equivalents                             1,189          5,437           9,771
      Cash and cash equivalents at beginning of period                                63,044         53,273          53,273
                                                                                 -----------    -----------    ------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $    64,233    $    58,710    $     63,044
                                                                                 ===========    ===========    ============

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      PETROLEUM GEO-SERVICES ASA
                                            (Registrant)


                                  By:         /s/  William E. Harlan
                                      ------------------------------------------
                                                  William E. Harlan
                                      Vice President, Chief Accounting Officer
                                                   and Controller


Date:    June 6, 2000